August 7, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Kuhn

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-13703
Form 10-Q for Fiscal Quarter Ended March 31, 2018
File No. 001-13703
Dear Mr. Kuhn:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated July 9, 2018. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Capitalized terms used herein but not defined shall have the definitions ascribed to them in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 ("Form 10-K").
Pursuant to the Commission's request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-Q for the Quarter Ended March 31, 2018
Notes to Condensed Consolidated Financial Statements
2. Revenue, Page 12

1.
We note on page 13 you describe long-term and short-term contracts consisting of contracts with customers with terms greater than one year and less than or equal to one year, respectively. We note both long-term and short-term contracts include season passes. In this regard, please explain why long-term contracts include season passes when it appears their duration is typically valid until the end of an operating season varying by park (e.g. October 2018 or December 2018).

Response
We sell season passes for each operating season beginning in the fall preceding that operating season. Season passes sold during this period are valid from the date of purchase through the end of the following operating season, which, in many instances, extends the duration for which the season pass is valid beyond twelve months. As such, and in consideration of the guidance set forth in ASC 606-10-55-89 through 55-91, we have disclosed both the short- and long-term components of season pass revenue.

2.
We note from your revenue footnote you have entered into multiple agreements to assist third parties in the planning, design, development and operation of Six Flags-branded theme parks outside of North America. These international licensing agreements includes pre-opening services such as brand licensing, design and development of parks, management services, and post-opening sales- and usage-based royalty payments, and may involve multiple performance obligations. In this regard, please describe for us in greater detail the nature of the performance obligations identified in your licensing contracts, including the goods and services promised. For each performance obligation, please tell us the significant payment terms and the term over which each of the performance obligations are satisfied and your consideration of the guidance in ASC 606-10-25-19 through 22 and 606-10-55-54 through 58 in determining the appropriate accounting treatment.

Response
The Company has entered into several agreements to assist third parties in the planning, design, development and operation of Six Flags-branded theme parks, water parks, and other attractions (collectively referred to herein as "parks") outside of North America. Those agreements typically consist of a memorandum of understanding, a licensing agreement, a management services agreement and a project design and development services agreement. Collectively, these agreements are referred to herein as the "long-form agreements". In accordance with ASC 606-10-25-9, the long-form agreements are negotiated as a package with a single commercial objective and are considered one contract by the Company.
Distinct Goods or Services. The Company follows the guidance under ASC 606-10-25-19 through 25-22 in determining if the promised goods and services under the long-form agreements are distinct. We first determined if (i) the customer can benefit from the good or service on its own or together with other readily available resources, and if (ii) the Company's promise to transfer the good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, we combined it with other promised goods or services until a distinct bundle was identified.
Furthermore, the guidance under ASC 606-10-55-54 through 55-56 states that an entity must identify intellectual property ("IP") licenses in a contract and determine whether each license is distinct from other goods and services in the contract and is therefore a separate performance obligation. When evaluating our IP licenses, we assessed if (i) the customer could benefit from the license on its own or together with other resources that are readily available (i.e., the license is capable of being distinct), and (ii) the license is separately identifiable from other goods or services in the context of the contract. If a license is not distinct, it is bundled with other goods and/or services into a single combined performance obligation.
The Company identified "Brand Licensing", "Management Services" and "Design and Development" as being distinct promises within the context of the long-form agreements. The following is the Company's consideration of the application of the guidance in ASC 606-10-25-19 through 25-22 and ASC 606-10-55-54 through 55-56 for each of the identified distinct promises.

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Brand Licensing. The promised goods and services identified as Brand Licensing provide for the exclusive use of certain IP owned by the Company for branding, theming, marketing and operating the parks within a specified region. The granting of exclusive licensing, intellectual property and branding rights are routine and customary, the purpose of which is for the customer to gain access to a particular brand and/or expertise. In consideration of ASC 606-10-25-19(a), the Company notes that upon execution of the licensing agreement, our counterparty will have obtained the intended value from the transaction, the exclusive right to certain of our IP within a particular region throughout the duration of the contract.

In consideration of ASC 606-10-25-19(b), the Company believes that the Brand Licensing promises are distinct because the promised services represent an additive relationship in which one good or service significantly affects or depends on the other. Said differently, an additive relationship exists because, for example, the fact that Design and Development activities depend on the use of the Company's IP does not mean the Company's promise to transfer the IP is not separately identifiable if both items do not significantly affect each other. We refer to the illustration provided in Example 11 Case C in Topic 606 (ASC 606-10-55-150A through 55-150D) which illustrates how transferred equipment and installation services are distinct promises. The Company has identified the licensing and exclusivity promises as distinct from other promises made in the long-form agreements and concludes that Brand Licensing is a separate performance obligation.

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Management Services. Under the promised goods and services identified as Management Services, we will provide general operational and business support activities to ensure the developed parks are opened and operating in a manner consistent with other existing Six Flags parks, specifically in the areas of park management, finance, marketing and sales, food and beverage, retail, human resources, maintenance and operations. Additionally, the Company will continue to provide ongoing operational support for each respective park once opened. In consideration of ASC 606-10-25-19(a), we note that our counterparty benefits from these services separately as they are provided, and that these services are not dependent on other promises included in the long-form agreements. In consideration of ASC 606-10-25-19(b), these services are separately identifiable within the context of the contract. As a result, Management Services has been identified by the Company as distinct from other promises in the long-form agreements and is considered an individual performance obligation.

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Design and Development. The promised goods and services identified as Design and Development provide for the Company's assistance and advisement throughout the design and development of a Six Flags-branded park. These activities include bundled services pertaining to the planning, designing and procurement of rides and attractions, construction and attraction management, and park pre-opening services. The Company does not plan to separately market or sell any individual activity included in the Design and Development services, nor has the Company sold such services separately from each other historically. The Company believes that the Design and Development services provided to the customer represent interrelated services that count as one combined service, and thus strictly based on the characteristics of those promised services, we do not believe that the customer could benefit from any one of those services individually. The Company determined that the individual activities within Design and Development do not meet the specific criteria under ASC 606-10-25-19(b), because the Company's promise to transfer any one individual Design and Development service to the customer is not separately identifiable from other Design and Development services within the context of the contract. As a result of the Company's analysis, the services were combined into a bundle of services that could be distinctly identified from other promises made in the context of the long-form agreements to form a single performance obligation, Design and Development.

Payment Terms and Measuring Progress Against Satisfaction of Identified Performance Obligations. Payment terms for each of the above identified performance obligations, (i) Brand Licensing, (ii) Management Services, and (iii) Design and Development, generally align with the Company's cost or efforts provided to the customer. The following is the Company's consideration of the application of the guidance in ASC 606-10-55-57 through 55-58, ASC 606-10-55-65A through 65B, and ASC 606-10-25-27.

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Brand Licensing. In consideration of the guidance in ASC 606-10-55-57 through 55-58, when a single performance obligation includes a license of IP and one or more other goods or services, the Company considers the nature of the combined good or service for which the customer has contracts, including whether the license provides a customer with a right to use or right to access the Company's IP. The Company then determines whether that combined good or service is satisfied over time or at a point in time, and selects an appropriate method for measuring the progress of fulfilling the performance obligation. The Company concluded that because the customer has a right to access the Company's IP throughout the license period (or its remaining life, if shorter) in accordance with ASC 606-10-55-58(a), that a time-based measure of progress is appropriate because the Company expects, on the basis of its relevant history with similar contracts, to expend efforts to develop and transfer updates to the customer on a generally even basis throughout the contract term. Customer cash payments for Brand Licensing IP fees are made on a quarterly basis.

With regards to the Company's Brand Licensing sales- and usage-based royalty payments that will begin once the parks are open to the public, customer cash payments will be made quarterly and revenue will be recognized only to the latter of subsequent sales or usage, or partial satisfaction of the performance obligation to which the royalty relates, in accordance with ASC 606-10-55-65A through 65B.

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Management Services. As discussed above, the Company fulfills its promise to provide such operational and business support on a generally even basis over the contract term, which is consistent with the costs and efforts provided to the customer and the cash payments received. Additionally, the customer simultaneously receives and consumes the benefits of the entity’s performance as it occurs, and the performance obligation is satisfied over time in accordance with paragraph 606-10-25-27(a). As a result, the Company measures its progress against this performance obligation as time elapses on an even basis over the term of the contract. Customer cash payments for Management Services provided prior to the park opening are made on a quarterly basis.

With regards to the Company's Management Services sales-based royalty fees which will begin once the parks are open to the public, customer cash payments will be made quarterly and revenue will be recognized only to the latter of subsequent sales, or partial satisfaction of the performance obligation to which the royalty relates, in accordance with ASC 606-10-55-65A through 65B.

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Design and Development. The Company's Design and Development performance obligation includes assisting the counterparty in the planning, designing and procurement of rides and attractions, construction and attraction management, and pre-opening services for the counterparty's parks. The Company considered whether specific activities within this performance obligation represented distinct milestones, or, were in fact better depicted as transferred evenly over time. As a part of the Company's analysis, it noted that the promised services bundled in this performance obligation do not occur sequentially, commonly overlap and are executed concurrently with other activities in Design and Development. Cash payments for Design and Development occur evenly, on a quarterly basis. As a result, we measure the progress of this performance obligation on an even basis over the term of the contract. Management continually evaluates the appropriateness of such a recognition pattern through review meetings with operational, finance and accounting personnel.
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5005.
Sincerely,

/s/ Taylor Brooks
Taylor Brooks
Vice President and Chief Accounting Officer

cc:	Marshall Barber, Chief Financial Officer, Six Flags Entertainment Corporation
Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP